C$ unless otherwise stated
FOR IMMEDIATE RELEASE November 18, 2009
Manulife Financial Announces Offering of Common Shares

TORONTO – Manulife Financial Corporation (MFC) announced today that it has agreed to issue common shares to a syndicate of underwriters for an aggregate price of $2,500,400,000 in a “bought deal” public offering in Canada.  The purchase price of the shares under the public offering is $19.00 per share.  The offering is expected to close on or about November 30, 2009, subject to satisfaction of customary closing conditions.  MFC expects to use the net proceeds of the offering for general corporate purposes which may include contributions of capital to its insurance and other subsidiaries, for potential acquisitions or other growth initiatives. Following the offering, MFC intends to retire the approximately $1 billion of outstanding indebtedness under its credit facility with Canadian chartered banks using other cash resources of the Company.

The common shares to be offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended (U.S. Securities Act), or any state securities laws and may not be offered, sold or delivered, directly or indirectly, in the United States, except in certain transactions exempt from the registration requirements of the U.S. Securities Act.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy such common shares in the United States or in any other jurisdiction where such offer is unlawful.

MFC has granted the underwriters an over-allotment option, exercisable in whole or in part at any time up to 30 days after closing, to purchase up to an additional $375,060,000 in common shares at the same offering price.  Should the over-allotment option be exercised in full, the total gross proceeds of the public offering would be $2,875,460,000.

About Manulife Financial

Manulife Financial is a Canadian-based financial services group serving millions of customers in 22 countries and territories worldwide.  Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers customers a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners.  Funds under management by Manulife Financial and its subsidiaries were $437 billion (US$407 billion) as at September 30, 2009.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK.  Manulife Financial can be found on the Internet at www.manulife.com.

Media inquiries: David Paterson (416) 852-8899 david_paterson@manulife.com Laurie Lupton (416) 852-7792 laurie_lupton@manulife.com	Investor Relations: Amir Gorgi (416) 852-8311 amir_gorgi@manulife.com

Caution Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements with respect to the expected use of the net proceeds of the offering and the intention to retire indebtedness.  The forward-looking information contained in this document is presented for the purpose of assisting our shareholders and analysts in understanding our financial position and intentions as at the date of this release and may not be appropriate for other purposes.  The forward-looking statements in this document relate to our intentions, plans and expectations and can be identified by the use of the words “expect”, “intend” and “potential” and words and expressions of similar import. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements.

Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to performance of equity markets, interest rate fluctuations and movements in credit spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); Company liquidity, including the availability of financing to satisfy existing financial liabilities on their expected maturity dates when required; changes in laws and regulations; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; accuracy of estimates used in applying accounting policies and actuarial methods used by the Company; the ability to implement effective hedging strategies; the ability to maintain the Company’s reputation; legal and regulatory proceedings; level of competition and consolidation; the ability to adapt products and services to the changing market; the ability to attract and retain key executives; acquisitions and the ability to complete acquisitions including the availability of equity and debt financing for this purpose; the ability to execute strategic plans and changes to strategic plans; the disruption of or changes to key elements of the Company’s or public infrastructure systems; and environmental concerns. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in our Third Quarter 2009 Report to Shareholders as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual and interim reports, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements except as required by law.